Exhibit 1.02

Conflict Minerals Report of Siliconware Precision Industries Co., Ltd.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Siliconware Precision Industries Co., Ltd. (“SPIL”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, SPIL undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in its semiconductor packaging services. In conducting its due diligence, SPIL implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.

SPIL has determined in good faith that for calendar year 2013, its conflict minerals status resulting from its due diligence efforts shows a portion to be “DRC conflict undeterminable” and the remainder to be “DRC conflict free” (terms as defined in the 1934 Act).

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

SPIL’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company in the semiconductor packaging business, SPIL is several levels removed from the actual mining of conflict minerals. SPIL does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

SPIL’s due diligence measures included:

-	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

-	Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

As a result of the due diligence measures described above, SPIL has determined that the assembly services for quad flat no lead package (QFN), quad flat package (QFP), thin plastic small outline package (TSOP), plastic ball grid array (PBGA), thin and fine pitch ball grid array (TFBGA) and flip chip-chip scale package (FCCSP) are DRC conflict free, and that the assembly services for system in package (SIP) and flip chip ball grid array (FCBGA) are DRC conflict undeterminable. SPIL makes this determination due to a lack of information from its suppliers for certain integrated circuits (ICs) to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

In the next compliance period, SPIL intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups. The steps include:

-	Increase the response rate of suppliers’ smelters surveys, including but not limited to IC suppliers.

-	Informing smelters identified as a result of the supply-chain survey and requesting their participation in a program such as the CFS program to obtain a “conflict free” designation.